SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7)

                       CONTINENTAL INVESTMENT CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
                         (Title of Class of Securities)



                                    211515101
                                 (CUSIP Number)


                                  Stewart Rahr
                               152-35 10th Avenue
                              Whitestone, NY 11357
                                 (718) 767-4767
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 19, 1998
             (Date of Event which Requires Filing of this Statement)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
           Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]


             Check the following box if a fee is being paid with the
                                 statement: [ ]



                               CUSIP No. 211515101


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1)   Name of Reporting Person                     Stewart Rahr

     S.S. or I.R.S. Identification No.            126 38 8123
     of Above Person

2)   Check the Appropriate Box if a               (a)  [ ]
     Member of a Group                            (b)  [ ]

3)   SEC Use Only

4)   Source of Funds                              PF

5)   Check if Disclosure of Legal
     Proceedings is Required Pursuant
     to Items 2(d) or 3(c)                        [ ]

6)   Citizenship or Place of Organization         United States

7)   Sole Voting Power                            0* shares

8)   Shared Voting Power

9)   Sole Dispositive Power                       0 shares*

10)  Shared Dispositive Power

11)  Aggregate Amount Beneficially                0 shares*
     Owned by Each Reporting Person

12)  Check if Aggregate Amount
     in Row (11) Excludes Certain Shares          [ ]

13)  Percent of Class Represented by
     Amount in Row (11)                           0%

14)  Type of Reporting Person                     IN


CUSIP No. 211515101

--------

     * Members of Mr. Rahr's immediate family independently own a total of 309,000 shares.


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Item 4. Purpose of the Transaction

     Stewart Rahr purchased the Company's Common Stock for investment purposes. Subsequently, following the substantial and precipitous decline in the market value of the Company's Common Stock, Mr. Rahr entered into discussions with members of the Company's management to determine the reasons for such decline in market value and the nature of the Company's financial and other difficulties. Following such discussions, on September 2, 1998, Mr. Rahr retained Western Pacific Consulting Incorporated to provide the services of its Executive Vice President, Gerald Guterman, to inquire further into the difficulties at the Company. Mr. Guterman disclosed to Mr. Rahr that he is an officer of a corporation that holds Company Common Stock.

     On September 11, 1998, Mr. Guterman proposed to Richard D. Sterritt, Sr. and R. Dale Sterritt, Jr. an agreement pursuant to which Richard D. Sterritt, Sr. would return, or cause to be returned, to the Company certain shares of Company Common Stock previously issued to him and to certain entities; R. Dale Sterritt, Jr. would cause certain real property to be transferred to the Company; Richard D. Sterritt, Sr. would cause certain notes and loans receivable to be canceled or transferred; R. Dale Sterritt, Jr. would resign as an officer and director of the Company; the Company would exchange all of its shares of WasteMasters, Inc. for shares of Company Common Stock that WasteMasters, Inc. owns, and cancel an option to exchange shares of Company stock for shares of WasteMasters, Inc.; and Richard D. Sterritt, Sr. and R. Dale Sterritt, Jr. would exchange general releases with the Company and others, including Mr. Guterman and Mr. Rahr.

          On October 19, 1998 the members of the Board of Directors of the Company, Messrs. Martin G. Blahitka, Robert D. Luna and Jeffrey B. Morris (the "Independent Directors") borrowed an aggregate $32,500 from Mr. Rahr. Messrs. Blahitka and Luna have been directors of the Company since 1993 and Mr. Morris has been a director of the Company since 1990. The Independent Directors used the proceeds of the borrowing to pay the fees and expenses of counsel that they incurred in connection with certain legal proceedings (the "Proceedings") pending against them in connection with their acting as directors of the Company. Mr. Rahr subsequently advance additional funds exceeding $330,000 on behalf of the Independent Directors for the same purpose and on the same terms described herein. Pursuant to the terms of the borrowing, the Independent Directors agreed to repay the borrowing from any amounts payable to the Independent Directors as indemnification from the Company in connection with the Proceedings. The Independent Directors also agreed to use their best efforts to cause the Company to assume the obligation to repay the borrowing and to provide collateral security for the borrowing by granting a security interest in the accounts receivable of the Company and its wholly-owned subsidiaries. The Independent Directors subsequently assigned to Mr. Rahr their rights to indemnification and/or reimbursement from the Company with respect to legal fees and related costs incurred in connection with the Proceedings, and have no further personal liability to Mr. Rahr therefor.

     On October 9, 1998, Stewart Rahr commenced an action in the United States District Court for the Eastern District of New York against R. Dale Sterritt, Jr. and others seeking


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damages and other relief for the defendants' alleged violations of Federal securities laws. The case was eventually transferred to the Northern District of Texas, where it was styled Rahr v. Sterritt et al., No. 3:98-CV-0628-G (N.D. Tex.) ("Rahr v. Sterritt"). Mr. Rahr subsequently intervened in that action as a plaintiff on behalf of the Company.

     On November 3, 1998, Mr. Rahr intervened as a plaintiff in Morris, et al.
v. Bush, et al., No. 3:98-CV-2452-G (N.D. Tex) ("Morris"), a case seeking to enjoin individuals elected to the Company's Board of Directors in violation of the federal proxy laws from acting as directors or holding a shareholders' meeting without filing the required proxy materials. The suit also sought to void the election of those individuals and to sterilize the voting rights of the defendants and those acting in concert with them pending the filing of all required proxy materials. On January 28, 1999, the district court issued a preliminary injunction order in Morris, in effect preliminarily granting the plaintiffs' requested relief. That order is currently under appeal to the United States Court of Appeals for the Fifth Circuit.

     On January 15, 1999, Mr. Rahr intervened on behalf of WasteMasters, Inc., as a plaintiff in Nikko Trading of America Corp. et al. v. WasteMasters, Inc., et al., No. 3:98-CV-0048-G (N.D. Tex) ("Nikko"), after learning of facts establishing that the case had been fraudulent, collusive, and designed to obtain the imprimatur of a federal district court on a settlement providing for the issuance of 63 million shares of stock of WasteMasters, Inc. arising out of certain debentures that the Company at one point held. Mr. Rahr sought to vacate the consent judgment approving the settlement and, thereafter, relief unwinding the settlement.

     On March 16, 1999, after various defendants in the Morris and Nikko cases had sought repeatedly to derail those proceedings by instituting various fraudulent bankruptcy proceedings (including the proceedings against the Company, discussed below) and sham state court lawsuits, the district court granted Rahr's motions in both cases for injunction orders under the All Writs Act, prohibiting the institution or maintenance of proceedings related to Morris or Nikko in any venue other than the Northern District of Texas without the district court's prior consent, and enjoining two state courts from proceeding any further in the most recent sham lawsuits. The district court subsequently modified these orders to include detailed findings of fact. The district court's All Writs Act Orders are currently on appeal to the United States Court of Appeals for the Fifth Circuit.

     On April 5, 1999, the district court issued a preliminary injunction order in Nikko prohibiting any further transfer of the WasteMasters shares fraudulently issued pursuant to the consent judgment.

     On October 8, 1999, Mr. Rahr initiated proceedings against Grant Thornton, LLP (the Company's former financial auditors), Holland & Knight, LLP (the Company's former outside legal counsel), and Gary L. Rowan in the Northern District of Texas, styled Rahr v. Grant Thornton LLP, Holland & Knight LLP and Gary L. Rowan, No. 3:99-CV-2305-G (N.D. Tex.) ("Rahr v. Grant Thornton"). The suit alleges securities fraud, common law fraud, and various other related causes of action.


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     The Company has since asserted claims against these same defendants, arising out of the same transactions and events, in an adversary proceedings filed in connection with the Company's bankruptcy proceedings. That Adversary Proceeding is styled Rahr v. Grant Thornton LLP, Holland & Knight LLP and Gary
L. Rowan, Adv. Proc. No. 00-3006 (Bankr. N.D. Tex.) (the "Adversary Proceeding"). Pursuant to the Litigation Agreement discussed below, the Company has engaged Mr. Rahr's counsel in Rahr v. Grant Thornton as the Company's special counsel in the Adversary Proceeding.

     On November 3, 1999, Mr. Rahr entered into a Confidentiality and Lock-Up Agreement with the Company, pursuant to which he agreed (1) to keep confidential any information or documents he might receive from the Company and (2) not to acquire or dispose of any securities of or third party claims against the Company. Mr. Rahr agreed to be bound by these terms as long as the material information the Company provides to him remains non-public, and the Company agreed to use its best efforts to make public disclosure of the material information as soon as reasonably practical. The Company further agreed that, prior to consummating any material transaction, it will make appropriate public disclosures and/or seek appropriate court approval.

     On December 3, 1999, Mr. Rahr and the Company entered into a Litigation Agreement relating to the Rahr v. Sterritt action and the Rahr v. Grant Thornton action (the "Actions"), both of which involve claims by Rahr individually and on behalf of the Company. The Company agreed to engage Mr. Rahr's counsel in the Actions as special counsel to prosecute the Company's claims therein. Mr. Rahr and the Company agreed to pool any recovery in either action and to divide such recovery 25% to the Company and 75% to Mr. Rahr, provided that Mr. Rahr would pay all legal fees and expenses with regard to the prosecution of the Actions. Under the Litigation Agreement, Mr. Rahr retained control of the prosecution of the Actions with respect to his own claims and those belonging to the Company, except that any settlement would require prior written approval from the Company or from Mr. Rahr, as applicable. The Company retained the right to dismiss Mr. Rahr's counsel at any time, and to terminate the Litigation Agreement on 10 days advance notice.

     Previously, on January 13, 1999, a group of alleged creditors had filed an involuntary Chapter 11 bankruptcy petition against the Company in the United States Bankruptcy Court for the Northern District of Georgia, styled In re Continental Investment Corporation, No. 99-60676 (N.D. Ga). On March 19, 1999, upon the Company's request, the court transferred the case to the United States Bankruptcy Court for the Northern District of Texas. The case is currently styled In re Continental Investment Corporation, No. 399-32947-RCM-11 (Bankr. N.D. Tex.).

     On December 6, 1999, the Company consented to relief in those proceedings pursuant to Chapter 11 of the Bankruptcy Code. In the Order for Relief, the Company disputed that the petitioning creditors were valid creditors of the Company and/or have valid claims in the case, and the Company reserved all rights to dispute those claims as part of the proceedings.

     Also on December 6, 1999, Mr. Rahr and the Company entered into an Agreement Regarding Treatment of Claims (the "Claims Agreement"), setting forth the agreed-to treatment


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under the Plan of Mr. Rahr's equity interest in and claims as a creditor of the
Company. As provided by the Plan and the Claims Agreement, in exchange for an additional 10% of the total pooled litigation proceeds under the Litigation Agreement, Rahr's claims against the Company as a creditor and as an equity interest holder would be satisfied and extinguished, and Mr. Rahr would transfer to the Company all of his Company common stock and warrants.

     On February 10, 2000, the bankruptcy court approved the Company's Plan of Reorganization, which subsumed the matters set forth in the Claims Agreement.

Item 7.   Material to be Filed as Exhibits

Exhibit A.  December 6, 1999 Agreement Regarding Treatment of Claims




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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 21, 2000                     /s/ Stewart Rahr
                                             -----------------------------------
                                                 Stewart Rahr




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